Exhibit 21

Subsidiaries of Registrant

Planters Bank & Trust Company of Virginia

Planters Insurance Agency, Inc.

Second Bank & Trust

Second Service Company

Virginia Commonwealth Trust Company

VFG Limited Liability Trust